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                                  EXHIBIT 23.1


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                         Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) of National Media Corporation pertaining to the Amended and Restated 1994 Stock Option Plan of Positive Response Television, Inc., a wholly owned subsidiary of National Media Corporation; and Employment Agreement, dated May 17, 1996, by and between Positive Response Television, Inc., National Media Corporation and Michael S. Levey and to the incorporation by reference therein of our report dated May 13, 1996 (except for Note 19, as to which the date is May 30, 1996), with respect to the consolidated financial statements of National Media Corporation included in its Annual Report (Form 10-K) for the year ended March 31, 1996 filed with the Securities and Exchange Commission.

Ernst & Young LLP
Philadelphia, Pennsylvania
July 12, 1996